EXHIBIT 12
INGERSOLL-RAND COMPANY LIMITED
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Millions)

		Three Months Ended March 31,	Years Ended December 31,
		2002	2001	2000	1999	1998
Fixed charges:
	Interest expense	$ 59.6	$254.3	$ 286.6	$ 204.5	$ 225.9
	Amortization of debt discount and expense	3.5	8.8	6.1	6.7	7.0
	Rentals (one-third of rentals)	9.1	36.3	28.2	23.9	23.8
	Capitalized interest	1.0	4.0	4.4	4.0	4.0
	Equity-linked security charges	-	8.3	25.6	25.6	19.7
Total fixed charges		$ 73.2	$311.7	$ 350.9	$ 264.7	$ 280.4

Net earnings from continuing operations		$ 80.9	$246.2	$ 546.2	$ 563.1	$ 481.6
Add:	Minority income of majority-
	owned subsidiaries	3.4	20.1	39.3	29.1	23.5
	Taxes on income from continuing operations	17.6	(2.9)	284.4	307.1	257.6
	Fixed charges	73.2	311.7	350.9	264.7	280.4
Less:	Capitalized interest	1.0	4.0	4.4	4.0	4.0
	Undistributed earnings (losses) from
	less than 50% owned affiliates	-	0.8	9.2	27.1	33.8
Earnings available for fixed charges		$174.1	$570.3	$1,207.2	$1,132.9	$1,005.3

Ratio of earnings to fixed charges		2.38	1.83	3.44	4.28	3.59

Undistributed earnings (losses) from less
than 50% owned affiliates:
	Equity in earnings (losses)	$ 0.4	$ 3.3	$ 11.7	$ 29.3	$ 37.0
Less:	Amounts distributed	0.4	2.5	2.5	2.2	3.2
	Undistributed earnings (losses) from
	less than 50% owned affiliates	$ -	$ 0.8	$ 9.2	$ 27.1	$ 33.8